

May 7, 2025


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Class A Ordinary shares, par value $0.001 per share, of ASPEN INSURANCE HOLDINGS LIMITED, under the Exchange Act of 1934.


Sincerely,

*Craig A. Marts*

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**